Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus
Supplement dated September 11, 2012
Registration No. 333-168705

FINAL TERM SHEET

Dated: September 11, 2012

Issuers:	DIRECTV Holdings LLC (the “Company”) and DIRECTV Financing Co., Inc. (together with the Company, the “Issuers”)

Guarantors:	DIRECTV
DIRECTV, LLC
DIRECTV CUSTOMER SERVICES, INC.
DIRECTV MERCHANDISING, INC.
DIRECTV ENTERPRISES, LLC
LABC PRODUCTIONS, LLC
DIRECTV HOME SERVICES, LLC

Security:	4.375% Senior Notes due 2029

Principal Amount:	£750,000,000

Maturity:	September 14, 2029

Coupon (Interest Rate):

4.375% per annum, computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the date from which interest begins to accrue for the period (or from September 14, 2012 if no interest has been paid on the Securities), to but excluding the next scheduled interest payment date. If the scheduled interest payment date is not a business day, then interest will be paid on the first business day following the scheduled interest payment date. Interest periods are unadjusted. The day count convention is ACTUAL/ACTUAL (ICMA).

Pricing Benchmark:	UK Gilt 6.000% due 12/2028

UK Gilt Spot (Yield):	150-44 (2.268%)

Spread to Benchmark:	+215 basis points

Yield to Maturity (s.a.):	4.418%

Interest Payment Date:	September 14 of each year, beginning on September 14, 2013

Make-Whole Call:

Greater of (i) 100% of the aggregate principal amount of the notes to be redeemed, and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled

Annex A-1

date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Comparable Government Bond Rate plus 35 basis points, plus, in each of clauses (i) and (ii), accrued and unpaid interest, if any, to such redemption date.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a United Kingdom government bond whose maturity is closest to the maturity of the notes, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other United Kingdom government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, United Kingdom government bonds selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

Price to Public:	98.923%

Settlement Date:	September 14, 2012

Trade Date:	September 11, 2012

Currency of Payment:

All payments of interest and principal, including any payments made upon any redemption of the Securities, will be made in Sterling, or, if the United Kingdom adopts euro as its lawful currency, in euro. If Sterling or, in the event the Securities are redenominated into euro, euro is unavailable to the Issuers due to the imposition of exchange controls or other circumstances beyond the Issuers’ control, then all payments in respect of the Securities will be made in U.S. dollars until Sterling or euro, as the case may be, is again available to the Issuer or so used.

Additional Amounts:	The Issuers will, subject to certain exceptions and limitations, pay additional amounts on the Securities as are necessary in order that the net payment by the Issuers or the paying agent of the principal of and interest on the Securities to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United Stated or a taxing authority in the United States will not be less than the amount provided in the Securities to be then due and payable.

Redemption for Tax Reasons:

The Issuers may offer to redeem all, but not less than all, of the Securities in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Securities to, but not including, the date fixed for redemption.

Listing:	The Issuers intend to apply to list the Securities on the NYSE.

Joint Book-Running Managers:	Barclays Bank PLC
Deutsche Bank AG, London Branch
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
UBS Limited

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
Banco Santander, S.A.
Credit Agricole Corporate and Investment Bank
Goldman Sachs International
HSBC Bank plc
J.P. Morgan Securties plc
Lloyds TSB Bank plc
Merrill Lynch International
Mitsubishi UFJ Securities International plc.
Mizuho International plc
Morgan Stanley & Co. International plc
The Royal Bank of Scotland plc
U.S. Bancorp Investments, Inc.

CUSIP / ISIN Number/ Common Code:	U25398AM7 / XS0830326269 / 083032626

The Issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the Commission for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the Commission web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free Barclays Bank PLC at 1-888-603-5847 or Deutsche Bank AG, London Branch at 1-800- 503-4611.